Exhibit 7

U.S. Bank Trust Company, National Association

Statement of Financial Condition

as of 3/31/2026

($000’s)

3/31/2026
Assets
Cash and Balances Due From Depository Institutions	$2,159,991
Securities	4,683
Federal Funds	0
Loans & Lease Financing Receivables	0
Fixed Assets	534
Intangible Assets	573,596
Other Assets	160,011
Total Assets	$2,898,815

Liabilities
Deposits	$0
Fed Funds	0
Treasury Demand Notes	0
Trading Liabilities	0
Other Borrowed Money	0
Acceptances	0
Subordinated Notes and Debentures	0
Other Liabilities	221,704
Total Liabilities	$221,704

Equity
Common and Preferred Stock	200
Surplus	1,171,635
Undivided Profits	1,505,276
Minority Interest in Subsidiaries	0
Total Equity Capital	$2,677,111

Total Liabilities and Equity Capital	$2,898,815